UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

PUBLICLY-HELD CORPORATION

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

MINUTES OF THE 252nd MEETING OF THE BOARD OF DIRECTORS

1. DATE, TIME and PLACE: August 27th, 2014, 7 pm, at the headquarters of Telefônica Brasil S.A. (“Company”), at Av. Eng. Luiz Carlos Berrini, 1376, Brooklin, São Paulo – SP.

2. CHAIR AND SECRETARY: Antonio Carlos Valente da Silva, Chairman of the Board of Directors; Breno Rodrigo Pacheco de Oliveira, Secretary of the Board of Directors.

3. ATTENDANCE: In view of the attendance of the undersigned members of the Board of Directors (the “Board”), according to article 19, paragraph 4, of the Company’s Bylaws, the meeting has achieved the required quorum for its installation and resolutions. The member of the Board, Mr. Luciano Carvalho Ventura, has been represented by the Chairman of the Board, Mr. Antonio Carlos Valente da Silva, through vote delegation.

4. EXPLANATIONS AND RESOLUTIONS:

4.1.  Mr. Chairman has clarified that, as it was known to all, the Company, together with Telefónica, S.A. (“Telefónica”), has sent to Vivendi S.A. (“Vivendi”) an offer aiming to acquire the total capital stock of Global Village Telecom S.A. (“GVT”), as approved in the 250th Meeting of the Board held on August 4th, 2014. In view of the analysis of additional data and information regarding GVT and the transaction, the members of the Board have examined and approved to submit to Vivendi a revised acquisition offer in substitution of the previous one and binding on the part of the proposers, contemplating similar conditions for the acquisition of the shares and, as consideration, a cash portion in the amount of 4,663 million euros and the other part paid in the form of shares issued by the Company representing 12% of its capital stock after the acquisition of GVT. Therefore, the total amount of the offer is 7,450 million euros, considering the same calculation criterion of the previous offer.

The offer as revised and approved by the Board is valid until August 29th, 2014. Such period may be extended by the offerors or in case Vivendi accepts to grant exclusivity to the offerors for three (3) months. Additionally, the implementation of the transaction is subject to obtaining all applicable corporate and regulatory authorizations (including by the Administrative Council for Economic Defense - CADE and by the National Agency for Telecommunications - ANATEL).

4.2. The members of the Board have also unanimously approved the Board of Executive Officers of the Company to undertake every and all necessary acts for the implementation of the above resolution, including the execution of documents by means of the representation of the Company’s Chief Executive Officer alone, Mr. Antonio Carlos Valente da Silva, as well as the release, by the Company, of Material Fact according to Law No. 6,404, of December 15th, 1976, as amended, and to Ruling No. 358, of January 3rd, 2002, of the Brazilian Securities Exchange Commission (Comissão de Valores Mobiliários - CVM), as amended.

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With nothing further to discuss, this meeting was closed, and these minutes were drawn up by the Secretary of the Board, which were approved and signed by all attending members of the Board, and transcribed in the proper corporate book. São Paulo, August 27th, 2014. (a.a.) Antonio Carlos Valente da Silva – Chairman of the Board; Santiago Fernández Valbuena – Deputy Chairman of the Board; Antonio Gonçalves de Oliveira; Eduardo Navarro de Carvalho; Francisco Javier de Paz Mancho; José Fernando de Almansa Moreno-Barreda; Luciano Carvalho Ventura, represented by the Chairman of the Board, Antonio Carlos Valente da Silva; Luis Javier Bastida Ibarguen; Luiz Fernando Furlan; Narcís Serra Serra; Paulo Cesar Pereira Teixeira. Secretary of the Board: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that this is the true and faithful copy of the minutes of the 252nd meeting of the Board of Directors of Telefônica Brasil S.A., held on August 27th, 2014, drawn up in the proper corporate book.

Breno Rodrigo Pacheco de Oliveira

Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	August 28, 2014	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director